4042 Austin Boulevard, Suite B

Island Park, New York 11558

Tel.: 800-550-5996

November 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Bradley Ecker

	Re:	Global Diversified Marketing Group Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-261818

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Global Diversified Marketing Group Inc., a Delaware corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-261818), originally filed on December 21, 2021 (together with all exhibits thereto, the “Registration Statement”). The Company has determined not to proceed with its public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Global Diversified Marketing Group Inc., 4042 Austin Boulevard, Suite B, Island Park, New York 11558, email: glbdholdings@gmail.com, with a copy to the Company’s counsel, Eric C. Mendelson, Esq., c/o The Crone Law Group, P.C., 420 Lexington Avenue, Suite 2446, New York, NY 10170, email: emendelson@cronelawgroup.com. If you have any questions regarding the foregoing application for withdrawal, please call Eric C. Mendelson, Esq., at (917) 538-1775.

Very truly yours,

GLOBAL DIVERSIFIED MARKETING GROUP INC.

By:	/s/ Paul Adler
Paul Adler
Chief Executive Officer